SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 30, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated August 30, 2004, the Company reported that a holder of Company’s Convertible Notes exercised it conversion rights. Hence, the Company shall issue 217,779 shares, face value pesos 0.1 (V$N 0.1) each, and cancel Convertible Notes for an amount of US$ 7,240. The conversion was performed according to terms and conditions established in the prospectus of issuance and according to Law N° 23,576 and Law N° 19,550, at the conversion rate of 30.08 shares, face value pesos 0.1 per Convertible Note of face value US$ 1. As a result of that conversion the capital stock of the Company goes from 77,876,601.4 to 77,898,379.3 and the amount of shares of the Company goes from 778,766,014 to 778,983,793. On the other hand, the amount of registered Convertible Notes is US$ 47,329,751.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: August 30, 2004